

Mail Stop 4631

January 25, 2016

Via E-mail
Mr. Scott J. Robinson
Vice President and Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, MN 55431

> **Re:** **Donaldson Company, Inc.**
> **Form 10-K**
> **Filed November 9, 2015**
> **File No. 1-7891**

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended July 31, 2015

Note A Summary of Significant Accounting Policies, page 34

Revenue Recognition, page 36

1. Please expand your disclosures to address the following:
   - Please disclose how you determine when both product ownership and risk of loss have transferred to the customer;
   - We note that you also have sales agreements which contain multiple elements or non-standard terms and conditions. Please further clarify the extent to which your agreements have multiple elements or non-standard terms and conditions. Please address your consideration of these multiple elements and non-standard terms and conditions in determining how to recognize revenue, including any significant

estimates or assumptions that need to be made when determining when to recognize revenue; and

- For your revenue recognition policy related to Gas Turbine Systems, please clarify the terms in the contracts which may result in the deferral of revenue and how you determine when to recognize revenue.

Note J Income Taxes, page 52

2. The majority of your cash and cash equivalents are held by foreign subsidiaries and most of these funds are considered permanently reinvested outside the U.S. You repatriated $152.0 million of cash during fiscal 2015 and $25.5 million during the first quarter of fiscal 2016 in the form of cash dividends. You note that these were part of your total planned dividends for these periods. In this regard, please address the following:
   - Please help us understand how you determine the amount of your total planned dividends for each year versus those amounts that will be considered to be permanently reinvested;
   - Please tell us whether you previously considered the foreign earnings that were repatriated during fiscal 2015 or fiscal 2016 to be permanently reinvested. If so, please tell us at what point you determined that they would not be; and
   - Please tell us how you concluded that the remaining $938 million should be considered to be permanently reinvested in light of your repatriation of amounts in previous years.
   Refer to paragraph ASC 740-30-25-17.

Note O Quarterly Financial Information (Unaudited), page 58

3. We note that the material weakness identified during fiscal 2015 related to certain revenue transactions in the European Gas Turbine Systems business also impacted the first and fourth quarters of fiscal 2015 as well as the fourth quarter of fiscal 2014. Please provide us with a summary of the impact of these transactions on the first and fourth quarters of fiscal 2015 as well as the fourth quarter of fiscal 2014 in a similar manner to your disclosures on pages 58 and 59 related to the impact of these transactions on the second and third quarters of fiscal 2015.

Note R Restructuring Charges and Other Adjusting Items, page 59

4. During the earnings calls held on September 1, 2015 and November 25, 2015, it was indicated that fiscal 2015 restructuring activities will result in $30 million of annual cost savings and that restructuring activities that took place during the first quarter of fiscal 2016 will result in $25 million of annual cost savings. We note that you reported earnings before income taxes of $288.6 million for the year ended July 31, 2015. In this regard, please provide all of the disclosures required by SAB Topic 5:P.4 and ASC 420-10-50. Your disclosures should include the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with

the anticipated cost savings.  If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction